unaxis

Rule 12g3-2(b) File No. ~~82-5190~~

82-34643

Media release

Disclosure of financial interests in accordance with stock exchange rules

Pfäffikon SZ, December 16, 2005 – According to notification received on December 15, 2005, Mr. Rumen Hranov, Goldhaldenstrasse 37, 8702 Zollikon, Switzerland holds 7.022% of voting rights in Unaxis Holding AG: 0.156% via 22,000 registered shares and 6.866% via derivatives (namely, 2.376% in the form of 8,400,000 purchase rights with entitlement to 336,000 registered shares and 4.490% as 63,500 documented rights of sale associated with 635,000 votes).

For further information, please contact:

Unaxis Management AG
Carsten Barth
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

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